WebMD Health Corp. 111 Eighth Avenue 7th Floor New York, NY 10011 212.624.3700 Phone

June 5, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Stephen Krikorian

Re:	WebMD Health Corp.
Form 10-K for the Year Ended December 31, 2012
Filed March 1, 2013
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 30, 2013
File No. 001-35337

Dear Mr. Krikorian:

We acknowledge receipt of your letter dated May 8, 2013 setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Annual Report on Form 10-K of WebMD Health Corp. (“WebMD” or the “Company”) for the year ended December 31, 2012 (the “Form 10-K”), as amended by Amendment No. 1 to the Form 10-K, filed on April 30, 2013. Set forth below are the Company’s responses to the Staff’s comments. In the Company’s responses to certain of the Staff’s comments, we have noted new disclosures in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed on May 10, 2013 (the “First Quarter Form 10-Q”).

Form 10-K for Fiscal Year Ended December 31, 2012

Business, page 1

1.	Please tell what consideration you have given to including disclosure on the estimated amount spent in each of the last three years on research and development activities, or tell us why such information is not material to investors. It appears that you engage in some level of research and development, though it is unclear to what extent. We note, for example, from your earnings call on February 21, 2013 that, while you are committed to growing your mobile applications from both internal development and an acquisition perspective, you have typically developed mobile applications in-house. We note also the discussion in your risk factors around the development and implementation of new technologies, including your public and private portals and your mobile applications, and the enhancement of your analytic capabilities. We refer you to Item 101(c)(xi) of Regulation S-K.

Response: The Company does not have specific employees or facilities that are designated for “research and development” activities as defined under ASC 730-10-20. The preparations that the Company makes for providing its services generally

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

June 5, 2013

involve little that is “research and development.” Although the Company does use programmers, writers, editors and other employees to create, maintain and improve its Websites and mobile platforms and the information services that the Company provides, those employees are generally doing so using commercially available software and tools licensed from third parties, as opposed to the Company’s own “research and development,” and their activities generally occur as an inherent part of the ongoing evolution of the services provided by the Company. Accordingly, while the Company makes use of new technologies and updates to existing technologies in its Websites and mobile applications, the Company believes that these efforts are not “research and development” activities as defined by ASC 730-10-20.

For the reasons indicated above, the Company does not separately record specific expense items designated as research and development. We believe that a reasonable estimate of the amounts, if tracked separately, that would be considered to be research and development expenses under ASC 730-10-20 would not be more than 2% of revenues for the years ended December 31, 2012, 2011 and 2010. Accordingly, the Company did not include disclosure regarding those amounts in the Form 10-K because they are not material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Background Information on Certain Trends and Developments Affecting Our Business, page 58

2.	Please tell us what consideration you have given to providing an enhanced discussion of the material opportunities, challenges and risks associated with increased user access to and engagement with your content via mobile platforms, particularly to the extent that mobile engagement is substituted for engagement on personal computers. For example, you could discuss how you plan to address the challenges associated with increasing your services on mobile devices and how your financial results could be “negatively affected” if you are unable to successfully implement monetization strategies. For guidance, refer to Section III.A of SEC Release No. 33-8350.

Response: WebMD received the Staff’s comments shortly before filing its First Quarter Form 10-Q on May 10, 2013. In response to Comment Nos. 2 and 3, we have updated and enhanced the discussion, included in the introductory section of the MD&A in that filing, under the caption “Background Information on Certain Trends and Developments Affecting Our Business – Traffic Trends” beginning on page 17, as compared to the similar disclosure regarding the risks and opportunities arising from increases in mobile usage included in the Form 10-K on page 58. However, the focus of the Company’s disclosure remains the same: “Mobile, while not yet a meaningful source of revenue for us, could be an important area of growth for the future.” While we are not yet able to quantify that potential, we have included additional discussion of our efforts to prepare for it, while also making explicit (as discussed in the first paragraph of our response to Comment 3 below) that our customers have not yet adopted programs to support advertising on smartphone devices in any meaningful way and that we expect to have more than enough desktop and tablet page views to meet their anticipated demand for the remainder of this year. In our future periodic filings, we will continue to monitor and disclose trends in relevant metrics for desktop and mobile usage and discuss related trends in demand for our services. In addition, if appropriate in future periods based on those trends, we will provide additional disclosure regarding how they have affected, or are expected to affect, our financial results.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

June 5, 2013

Results of Operations, page 66

3.	Tell us what consideration you gave to including key metrics within your discussion and analysis of changes in revenue. The metrics might include page views and advertising display rates separated by desktop and mobile devices. Further, we note that you state that “during 2012, [you] noted a decline in page views from desktop computers as the usage from mobile devices increased.” It appears that a discussion and analysis of the impact of this trend would be relevant to understanding the reasons for changes and trends that are impacting your revenue. For example, the discussion could analyze revenues derived from desktop page views versus mobile page views. In addition, you should consider analyzing revenue by each significant revenue stream. Revenue could be separately analyzed for your public portal advertising and sponsorship to discuss revenue earned from the sale of online advertising and sponsorship products, online CME services, information and data services and other print services. We refer you to Section III.B of SEC Release 33-8350.

Response: While we are monitoring and disclosing trends in page views and other metrics relating to desktop and mobile usage, these trends have not had an effect on revenue and are not expected to have such an effect in the near future, therefore we did not discuss this as a factor affecting the change in revenues. We currently do not generate material revenues from page views delivered on smartphone devices as our customers have not yet adopted programs to support advertising on smartphone devices in any meaningful way. In addition, we expect to have more than enough page views from desktop and tablet devices to satisfy anticipated demand from our customers for our advertising and sponsorship services. We have updated the disclosures regarding our desktop and mobile page views and the trends that we are seeing in these areas in the introductory section of our MD&A in our First Quarter Form 10-Q under the caption “Background Information on Certain Trends and Developments Affecting Our Business – Traffic Trends” beginning on page 17, where we make clear that there are both opportunities and risks for the future in this area. We have also included, in disclosure that follows on pages 18 and 19 under the captions “—Online Marketing and Education Spending for Healthcare Products” and “Recent Developments Affecting our Business and the Demand for our Services,” disclosure regarding other factors affecting overall demand from clients for advertising and sponsorship services, updated from the similar disclosures included in the Form 10-K. In our future periodic filings, we will continue to monitor and disclose trends in relevant metrics for desktop and mobile usage and discuss related trends in demand for our services.

The Company does not disclose revenue from the sponsorship of online CME separately from its other online advertising and sponsorship revenue from The WebMD Health Network (our network of public portals) because CME is one of the many types of online sponsorship opportunities that we offer to our customers, with some of the same customers that sponsor online CME programs also participating in other sponsorship opportunities on our public portals. Accordingly, advertising and sponsorship revenue is discussed in the aggregate. The Company does not receive any revenue from users of The WebMD Health Network, including users who access CME, as all of our services are at no cost to the user. The fact that our public portals are available at no cost to the user and background information on our sponsor relationships are disclosed in the business description in Item 1 of the Form 10-K. As part of our MD&A in future filings, we will include discussion comparable to what is in Item 1 of the Form 10-K to more clearly highlight the source of our public portals revenue and to clarify that CME is one of the types of online sponsorship opportunities that we offer to customers.

Revenue from print services, which represents advertisements in WebMD Magazine, was approximately 2% or less of the Company’s revenues during 2012, 2011 and 2010. Accordingly, it was not separately discussed because this revenue stream is not material. Similarly, revenue from information and data products was approximately 3% or less of the Company’s revenues during 2012, 2011 and 2010, and was not separately discussed because it was not material. If these revenue streams become material in future periods, we will include disclosures separately analyzing them in the MD&A section of future periodic filings.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

June 5, 2013

Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies

Presentation of Segment Information, page F-14

4.	Tell us what consideration you gave to disclosing revenue by geographic area. We refer you to ASC 280-10-50-41.

Response: In accordance with ASC 280-10-50-41, the Company disclosed that “its revenue is principally generated in the United States.” Additionally, the Company disclosed that “revenue from foreign customers was $24,206, $14,679 and $6,243 during the years ended December 31, 2012, 2011 and 2010, respectively” (amounts in thousands in the quoted language). The Company included these disclosures on page F-15 of the Form 10-K, within Note 2 (Summary of Significant Accounting Policies) under the “Concentration of Credit Risk” subheading. Substantially all of this revenue was from foreign customers located in Canada and Europe. The revenues attributable to any individual country were not material and, accordingly, the Company only disclosed revenues from foreign customers in the aggregate. In future Annual Reports on Form 10-K, the Company will relocate the disclosure of revenue by geographic area to within the “Presentation of Segment Information” subheading of the equivalent footnote in those filings.

Note 4 – Convertible Notes, page F-21

5.	We note that the conversion rates were adjusted in April 2012 as a result of the Tender Offer. Please provide your analysis of the terms that provide for this adjustment to the conversion rates and indicate why these terms would not cause the conversion option to meet the definition of a derivative. We refer you to ASC 815-10-15 and 815-40-15.

Response: As referenced in the Staff’s comment, and as disclosed in Note 4 to the Company’s Consolidated Financial Statements for the year ended December 31, 2012, the conversion rates for the Company’s convertible notes were adjusted in April 2012 as a result of a tender offer in which the Company paid more per share than the market value of the Company’s common stock. The terms of the conversion feature within the convertible notes that provide for this adjustment were reviewed at the time the convertible notes were issued, and it was determined that the conversion feature, including any potential adjustments to the conversion rates as a result of a tender offer, did not require separate derivative accounting to apply to the conversion feature.

In connection with the Company’s analysis, the Company first determined that the conversion feature within its convertible notes met the definition of a derivative. However the Company also determined that the conversion feature qualified for the scope exception under ASC 815-10-15-74 and, accordingly, was not required to be accounted for as a bifurcated embedded derivative. The scope exception within ASC 815-10-15-74 specifies that a contract that would otherwise meet the definition of a derivative under that Statement issued or held by the reporting entity that is both (a) indexed to its own stock and (b) classified in stockholders’ equity in its statement of financial position should not be considered a derivative financial instrument for purposes of applying that Statement.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

June 5, 2013

With respect to the first component of the scope exception criteria, regarding how to determine whether certain instruments or features are indexed to an entity’s own stock, we referred to ASC 815-40-15 which specifies two criteria, referred as “steps,” for evaluating an instrument or feature. Step 1 evaluates any contingent exercise provisions and Step 2 evaluates any provisions that affect the settlement amount. The Company considered these steps as follows:

Step 1 – Evaluate the instrument’s contingent exercise provisions, if any

An exercise contingency is defined as “a provision that entitles the entity (or the counterparty) to exercise an equity-linked financial instrument (or embedded feature) based on changes in an underlying, including the occurrence (or nonoccurrence) of a specified event.” In addition, paragraph ASC 815-40-15-7a states that, an exercise contingency would not preclude an instrument (or embedded feature) from being considered indexed to an entity’s own stock provided that it is not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, earnings before interest, taxes, depreciation, and amortization of the issuer, net income of the issuer, or total equity of the issuer). If the evaluation of Step 1 does not preclude an instrument from being considered indexed to the entity’s own stock, the analysis would proceed to Step 2.

The Company determined that its convertible debt contains no contingent exercise provisions that are based on an observable market or observable index and, therefore, do not preclude the embedded feature from being considered indexed to the Company’s own stock. Therefore, the analysis should proceed to Step 2.

Step 2 – Evaluate the instrument’s settlement provisions

Under ASC 815-40-15-7c, an instrument (or embedded feature) would be considered indexed to an entity’s own stock if its settlement amount will equal the difference between (a) the fair value of a fixed number of the entity’s equity shares and (b) a fixed monetary amount or a fixed amount of a debt instrument issued by the entity (e.g., strike price). If the instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) would still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares. ASC 815-40-15-7G specifies that “fair value inputs include adjustments to neutralize the effects of events that can cause stock price discontinuities.”

The Company’s convertible debt contains a feature that would result in an adjustment to the conversion rate upon the occurrence of a tender offer made by the Company under which the Company purchases shares of its common stock for an amount exceeding the fair value of such stock. A specific reference to the repurchase of shares for an amount above the then-current market price is discussed in Example 17 of ASC 815-40-55-42 and ASC 815-40-55-43. Example 17 concludes that the existence of this type of adjustment would not preclude the instrument from being considered indexed to the entity’s own stock because standard option pricing models assume such events will not occur or that the strike price of the instrument will be adjusted to offset the dilution caused by such events.

Based on the above, the Company determined that the feature which resulted in the adjustment that occurred in April 2012 in connection with the Company’s tender offer did not preclude the conversion option from being indexed to the Company’s own stock and accordingly, the first component of the scope exception of ASC 815-10-15-74 was considered to be met.

The second component of scope exception requires that the instrument or feature is classified within stockholders’ equity. ASC 815-40-25 provides guidance on the balance sheet classification of the instrument, and specifically states that the initial balance sheet classification is generally based on the concept that contracts that require net-cash settlement are assets or liabilities and contracts that require settlement in shares are equity instruments. As the Company’s convertible notes require net share settlement and the conversion feature met various additional criteria contained in ASC 815-40-25 that are necessary for equity classification, the Company determined that the conversion feature would be classified as equity on a stand-alone basis.

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

June 5, 2013

As the conversion feature met both conditions within the scope exception under ASC 815-10-15-74, the Company concluded the conversion feature should not be considered a derivative financial instrument for purposes of applying ASC 815.

Note 15 – Income Taxes, page F-34

6.	Please explain what consideration you gave to separately disclosing income before income tax expense for both your domestic and foreign operations. We refer you to Rule 4-08(h) of Regulation S-X.

Response: The Company did not separately disclose income before income tax expense for its foreign operations because the Company’s pretax income or loss from its foreign operations represented approximately 2% or less of consolidated pre-tax income or loss during 2012, 2011 and 2010 and was therefore deemed not material. The Company will continue to monitor income or loss before income tax expense from foreign operations and will provide separate disclosure in future periods if material.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012

Executive Compensation

Compensation Discussion and Analysis, page 15

7.	We note that you have identified Martin Wygod, the Chairman of your board of directors, as a named executive officer in the executive compensation discussion. Please tell us how you determined that Mr. Wygod is an executive officer of the company rather than a non-employee director. Although Mr. Wygod has an employment agreement with the company for serving as Chairman, we note that Mr. Wygod is listed on the company’s website as a director under “Our Board of Directors” and not as an officer under “Executive Leadership Team” along with the other named executive officers. We refer you to the definition of “executive officer” in Rule 3b-7 under the Securities Exchange Act and Rule 402(a)(3) of Regulation S-K. Rule 3b-7 defines an executive officer as the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the company.

Response: Mr. Wygod is a member of the Board of Directors of WebMD who is also both an officer of the Company and an employee of the Company. Based on the nature of his responsibilities as an officer and an employee, we have determined that Mr. Wygod is an executive officer of the Company. His role, as a member of executive management, includes providing leadership in the areas of negotiation, structuring and implementation of financing transactions, strategic relationships, mergers and acquisitions and other corporate transactions. He also contributes, as a member of executive management, to policy-making and significant decisions relating to strategic planning, personnel and compensation matters, investor relations and relationships with certain clients. We have adjusted the Company’s website to reflect that Mr. Wygod is both a Board member and an executive officer. This is consistent with the disclosures that we have provided in our periodic reports and proxy statements.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Stephen Krikorian

U.S. Securities and Exchange Commission

June 5, 2013

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (858) 759-6008 with any questions or comments regarding this letter.

Very truly yours,

/s/ Lewis H. Leicher

Lewis H. Leicher Senior Vice President and Assistant General Counsel

cc:	Luna Bloom, Securities and Exchange Commission

Amanda Kim, Securities and Exchange Commission

Jan Woo, Securities and Exchange Commission

David J. Schlanger, Interim Chief Executive Officer of WebMD

Peter Anevski, Executive Vice President & Chief Financial Officer of WebMD

Stephen Giove, Shearman & Sterling LLP